UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Falcon Operations Sub, Inc.

(Offeror)

ON Semiconductor Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

George H. Cave

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Eric McCrath

Lauren Bellerjeau

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,400,395,380	$241,719.81

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 113,427,322 shares of common stock, par value $.01 per share (the “Shares”), of Fairchild Semiconductor International, Inc. (“Fairchild”) outstanding multiplied by the offer price of $20.00 per share, and (ii) 6,592,447 Shares subject to options, outstanding restricted stock unit award and performance share plan units, which reflects the maximum number of options, restricted stock unit awards and performance share plan units that may be outstanding at the time the offer is completed, multiplied by the offer price of $20.00 per share. The calculation of the filing fee is based on information provided by Fairchild as of November 30, 2015 and includes a total of 3,750 Shares subject to a grant of performance share plan units which occurred on December 15, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $241,719.81	Filing Party: ON Semiconductor Corporation and Falcon Operations Sub, Inc.
Form of Registration No.: Schedule TO (File No. 005-57505)	Date Filed: December 4, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 4, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Falcon Operations Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $.01 per share (“Shares”), of Fairchild Semiconductor International, Inc., a Delaware corporation (“Fairchild”), at a price of $20.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated December 4, 2015 (together with any subsequent amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 5, 6, 7, 9, 11 and 12 as reflected below.

Items 1, 5, 6, 7, 9 and 11.	Summary Term Sheet; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Persons/Assets Retained, Employed, Compensated or Used; Additional Information.

Items 1, 5, 6, 7, 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in the Summary Term Sheet of the Offer to Purchase under the heading “Can the Offer be extended and under what circumstances?” is hereby amended and supplemented to add the following at the end of such section:

Any extension of the Offer shall be made and announced no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

The information set forth in the Summary Term Sheet of the Offer to Purchase under the heading “How will I be notified if the Offer is extended?” is hereby amended and supplemented to add the following at the end of such section:

Any press release issued to announce an extension of the Offer will include the approximate number of Shares tendered and not withdrawn at the time of the issuance of the press release.

Items 5, 6, 7 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 11 – “The Merger Agreement; Other Agreements” – “Merger Agreement” – “Explanatory Note” of the Offer to Purchase is hereby revised to amend and restate sentences 2 and 3 of such section as follows:

The Merger Agreement has been included to provide investors with information regarding its terms. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement (1) were made as of specific dates, (2) were the product of negotiations among the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing those matters as facts, and (3) may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to stockholders and reports and documents filed with the SEC.

The information set forth in clause (iv) of Section 11 – “The Merger Agreement; Other Agreements” – “Merger Agreement” – “Termination” of the Offer to Purchase is hereby amended and restated as follows:

(iv)	by either Parent or Fairchild, if the Acceptance Time has not occurred by August 18, 2016 (the “Initial Outside Date” and, as it may be extended, the “Outside Date”); provided, however, that:

•	the right to terminate the Merger Agreement pursuant to this provision will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been a principal cause of or resulted in (A) any of the Offer Conditions having failed to be satisfied and such action or failure to act constitutes a material breach of the Merger Agreement or (B) the expiration or termination of the Offer in accordance with the terms of the Merger Agreement and the Offer without Purchaser having accepted for payment any Shares tendered in the Offer and such action or failure to act constitutes a material breach of the Merger Agreement;

•	the Outside Date is subject to extension in the following circumstances:

•	if, as of the Initial Outside Date, any Offer Condition related to antitrust laws has not been satisfied and all other Offer Conditions have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Expiration Date), then the Outside Date will automatically be extended, without further action of the parties until the one-month anniversary of the Outside Date (the “First Extended Outside Date”);

•	if, as of the First Extended Outside Date, any Offer Condition related to antitrust laws has not been satisfied and all other Offer Conditions have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the expiration of the Offer), then the Outside Date will automatically be extended, without further action of the parties until the one-month anniversary of the First Extended Outside Date (such date, the “Second Extended Outside Date”);

•	if, as of the Second Extended Outside Date, any Offer Condition related to antitrust laws has not been satisfied and all other Offer Conditions have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the at the expiration of the Offer), then the Outside Date will automatically be extended, without further action of the parties until the one-month anniversary of the Second Extended Outside Date; and

•	if, as of the Outside Date (as extended), Parent has delivered one or more Financing Extension Notices to Fairchild, then the Outside Date will be extended to such later time as Parent specifies in such notice (but in no event later than November 18, 2016);

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 – “Certain Legal Matters; Regulatory Approvals” – “Litigation Related to the Offer” of the Offer to Purchase is hereby amended and supplemented to add the paragraph set forth below.

On December 16, 2015, a purported stockholder of Fairchild filed a complaint challenging the Offer and the Merger in the Superior Court of the State of California, County of Santa Clara. The complaint is captioned Cody Laidlaw v. Fairchild Semiconductor International, Inc., et al., Case No. 15-cv-289120. The complaint lists as defendants Fairchild, the board of directors of Fairchild, Goldman Sachs and unnamed representatives of Goldman Sachs. The complaint alleges that the board of directors of Fairchild has breached its fiduciary duties by failing to maximize the price to be paid in the Offer and that Fairchild and the board of directors of Fairchild have failed to provide Fairchild’s stockholders with all material information needed to make an informed decision whether to tender their Shares. The complaint further alleges that Goldman Sachs and its unnamed representatives have aided and abetted the board of directors of Fairchild’s purported breaches of fiduciary duty. As relief, the complaint seeks, among other things, an injunction against the Offer and the Merger and an award of attorneys’ fees and costs. Fairchild believes that the suit is without merit.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(B)	Complaint filed by Cody Laidlaw on behalf of himself and all others similarly situated, on December 16, 2015, in the Superior Court of the State of California, County of Santa Clara.

SIGNATURES

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2015

FALCON OPERATIONS SUB, INC.

By:	/s/ George H. Cave
Name:	George H. Cave
Title:	Secretary

ON SEMICONDUCTOR CORPORATION

By:	/s/ George H. Cave
Name:	George H. Cave
Title:	Executive Vice President, General Counsel, Chief Compliance & Ethics Officer, Chief Risk Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 4, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release dated November 18, 2015 issued by ON Semiconductor Corporation and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(G)	Email from ON Semiconductor Corporation to employees, dated November 18, 2015 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(H)	ON Semiconductor Corporation investor presentation, dated November 18, 2015 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(I)	Letter from ON Semiconductor Corporation to customers, sales representatives and distributors, dated November 18, 2015 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(J)	Transcript of conference call with investors on November 18, 2015 (incorporated by reference to Exhibit 99.1 to Schedule TO-C filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 19, 2015).

(a)(1)(K)	Summary Advertisement as published in The New York Times on December 4, 2015.*

(a)(5)(A)	Complaint filed by Walter Wesley Woo on behalf of himself and all others similarly situated, on December 11, 2015, in the Court of Chancery, State of Delaware.*

(a)(5)(B)	Complaint filed by Cody Laidlaw on behalf of himself and all others similarly situated, on December 16, 2015, in the Superior Court of the State of California, County of Santa Clara.

(b)(1)	Debt Commitment Letter, dated as of November 18, 2015, among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and ON Semiconductor Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2015, by and among ON Semiconductor Corporation, Falcon Operations Sub, Inc. and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(d)(2)	Confidentiality Agreement, dated as of September 14, 2015, by and between ON Semiconductor Corporation and Fairchild Semiconductor International, Inc.*

(d)(3)	Clean Team Confidentiality Agreement, dated as of October 26, 2015, by and between ON Semiconductor Corporation and Fairchild Semiconductor International, Inc.*

*	Previously filed.